Exhibit 12
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Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

                                                                                                                     Six Months
                                                                                                                        Ended
(thousands of dollars)                                                   Year Ended September 30,                     March 31
                                                  ---------------------------------------------------------------- ---------------
                                                      1999         2000        2001         2002          2003          2004
                                                  --------------------------------------------------------------------------------
Fixed Charges Computation
  Interest expensed and capitalized                $  4,178     $  3,603    $    145      $    417      $ 12,060      $  3,993
  Amortized premiums, discounts, and capitalized
   expenses related to indebtedness                   2,075        3,034          79           136         3,857         7,631
  Reasonable approximation of interest within
   rental expense                                       131           26          20            72         1,139           599
                                                  --------------------------------------------------------------------------------
Total Fixed Charges                                   6,384        6,663         244           625        17,056        12,223

Preferred equity dividends                              466          378         113             -             -             -
                                                  --------------------------------------------------------------------------------
Total Fixed Charges and Preferred
 Equity Dividends                                  $  6,850     $  7,041    $    357      $    625      $ 17,056      $ 12,223
                                                  ================================================================================


Earnings Computation
Pre-tax income (loss) from continuing
 operations before adjustment for minority
 interests in consolidated subsidiaries or
 income or loss from equity investees              $(28,402)    $  8,642    $ 14,468      $ 40,236      $ 60,081      $ 46,689
Plus
     Fixed charges                                    6,850        7,041         357           625        17,056        12,223
Minus
     Interest capitalized                                 -            -           -             -           230           274
                                                  --------------------------------------------------------------------------------
Total Earnings                                     $(21,552)    $ 15,683    $ 14,825      $ 40,861      $ 76,907      $ 58,638
                                                  ================================================================================

Ratio of Earnings to Combined Fixed Charges
 and Preferred Stock Dividends                         N/A          2.23       41.53         65.38          4.51          4.80
Dollar amount of Deficiency                        $(28,402)       N/A          N/A          N/A            N/A           N/A
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